Exhibit 99.1
eFuture Announces Results of Annual General Meeting of Shareholders

Beijing, China, December 12, 2008 – eFuture Information Technology Inc. (Nasdaq: EFUT) (“eFuture” or the “Company”), a leading provider of software and services in China’s retail and consumer goods industries, is pleased to announce the results of its 2008 Annual General Meeting of Shareholders (the “Meeting”) held on December 12, 2008. All but one of the proposals submitted for shareholder approval at the Meeting were approved.

Specifically, shareholders approved:

1.	The election of Mr. Adam Yan and Mr. John Dai as directors of the Company;
2.	The ratification of the appointment of Grant Thornton LLP as independent auditors of eFuture Information Technology Inc. for the fiscal year ending December 31, 2008;
3.	The authorization of the Company to repurchase up to fifteen percent (15%) of its issued and outstanding ordinary shares, subject to compliance with the company’s other contractual obligations;
4.	And the change of the Company’s name from “e-Future Information Technology Inc.” to “eFuture Information Technology Inc.”

The shareholders did not approve the 2008 Share Incentive Plan (the “Plan”). Because the Plan was not approved, the options granted on March 31, 2008, which were subject to shareholder approval of the Plan, have been cancelled automatically.

Management’s presentation from the Meeting and additional information about the Company are available on the Investor Relations section of the Company’s website at http://www.e-future.com.cn/ENG/fjshow.asp?id=89&title=Investor+Kit.

About eFuture Information Technology Inc.

eFuture Information Technology Inc. (NASDAQ: EFUT) is a leading provider of software and services in China's rapidly growing retail and consumer goods industries. eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain market, especially in the retail and fast moving consumer goods (“FMCG”) industries. eFuture currently serves more than 1,000 clients, including 15 Fortune 500 companies, over 950 retailers and over 200 distributors operating in China. eFuture is one of IBM's premier business partners in Asia Pacific and is a strategic partner with Oracle, Microsoft, JDA, Motorola and Samsung Network China. eFuture has over 600 employees and 20 branch offices across China.

For more information about eFuture, please visit http://www.e-future.com.cn/.

For investor and media inquiries please contact:

eFuture Information Technology Inc.
Tel: +86-10-5165-0998 ext. 8804
Email: ir@e-future.com.cn

Andrew Keller
Ogilvy Financial, Beijing
Tel: +86-10-8520-3112
Email: andrew.keller@ogilvy.com